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Exhibit (a)(1)(D)

        Offer to Purchase for Cash
All Outstanding Shares of Common Stock
of
FX ALLIANCE INC.
at
$22.00 Net Per Share
by
CB TRANSACTION CORP.,
a wholly-owned subsidiary
of
THOMCORP HOLDINGS INC.,
an indirect and wholly-owned subsidiary
of
THOMSON REUTERS CORPORATION

        THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, AT THE END OF TUESDAY, AUGUST 14, 2012, UNLESS THE OFFER IS EXTENDED.

July 18, 2012

To Brokers, Dealers, Banks, Trust Companies and other Nominees:

        CB Transaction Corp., a Delaware corporation (the "Offeror") and a wholly-owned subsidiary of Thomcorp Holdings Inc., a Delaware corporation ("Thomcorp") and an indirect, wholly-owned subsidiary of Thomson Reuters Corporation, a corporation under the laws of the Province of Ontario, Canada ("Thomson Reuters"), is making an offer to purchase all outstanding shares of common stock, par value $0.0001 per share (each a "Share" and collectively, the "Shares"), of FX Alliance Inc., a Delaware corporation ("FX"), at $22.00 per share, net to the seller in cash, without interest and less taxes required to be withheld, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 18, 2012 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer").

        Please furnish copies of the enclosed materials to those of your clients for whom you hold Shares registered in your name or in the name of your nominee.

        Enclosed herewith are copies of the following documents:

  1.
  Offer to Purchase dated July 18, 2012;

  2.
  Letter of Transmittal to be used by shareholders of FX in accepting the Offer;

  3.
  The Letter to Shareholders of FX from the Chief Executive Officer of FX accompanied by FX's Solicitation/Recommendation Statement on Schedule 14D-9;

  4.
  A printed form of letter that may be sent to your clients for whose account you hold Shares in your name or in the name of a nominee, with space provided for obtaining the clients' instructions with regard to the Offer; and

  5.
  Notice of Guaranteed Delivery with respect to the Shares.

        We request that you contact your clients promptly. Please note that the Offer and any withdrawal rights will expire at 12:00 midnight, New York City time, at the end of Tuesday, August 14, 2012, unless extended.

        None of Offeror, Thomcorp or Thomson Reuters will pay any fees or commissions to any broker or dealer or other person (other than Barclays Capital Inc., the Depositary (as defined in the Offer to Purchase) and the Information Agent (as defined in the Offer to Purchase), as described in the Offer to Purchase) in connection with the solicitation of tenders of Shares in the Offer. You will be reimbursed by the Offeror upon request for customary mailing and handling expenses incurred by you in forwarding the enclosed materials to your customers.

        Questions and requests for additional copies of the enclosed materials may be directed to Georgeson Inc., the Information Agent, at the address appearing on the back page of the Offer to Purchase.

                      Very truly yours,

                      Thomcorp Holdings Inc.

        NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL RENDER YOU OR ANY OTHER PERSON THE AGENT OF THE OFFEROR, THOMCORP, THOMSON REUTERS, THE DEPOSITARY OR THE INFORMATION AGENT OR AUTHORIZE YOU OR ANY OTHER PERSON TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION ON BEHALF OF ANY OF THEM WITH RESPECT TO THE OFFER NOT CONTAINED IN THE OFFER TO PURCHASE OR THE LETTER OF TRANSMITTAL.

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  Exhibit (a)(1)(D)